VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

NORTHERN DYNASTY MINERALS LTD.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 19, 2025 (the "Meeting").

1. The following directors were elected at the Meeting, with the following voting results for each nominee:

DIRECTOR	FOR	%	WITHHELD	%
Ronald W. Thiessen	120,671,698.00	97.38%	3,243,376	2.62%
Robert A. Dickinson	120,175,298.00	96.98%	3,739,776	3.02%
Desmond M. Balakrishnan	83,674,010.00	67.53%	40,241,064	32.47%
Christian Milau	119,770,884.00	96.66%	4,144,190	3.34%
Kenneth W. Pickering	119,914,638.00	96.77%	4,000,436	3.23%
Wayne Kirk	119,282,880.00	96.26%	4,632,194	3.74%
Siri C. Genik	120,203,624.00	97.00%	3,711,450	3.00%
Isabel Satra	120,156,407.00	96.97%	3,758,667	3.03%
Josie Hickel	120,550,554.00	97.28%	3,364,520	2.72%

2. Deloitte, Chartered Professional Accountants, were appointed auditor of the Company.  Shares voted in person and by proxies received represented 229,447,472 (99.03%) votes FOR and 2,254,296 (0.97%) votes WITHHELD.

3. The ordinary resolution to approve the Amended and Restated Option Plan dated for reference May 2, 2025, was passed. Shares voted in person and proxies received represented 86,245,550 (69.60%) votes FOR and 37,669,524 (30.40%) votes AGAINST.

4. The ordinary resolution to approve Amended and Restated Non-Employee Directors Deferred Share Unit Plan was passed.  Shares voted in person and proxies received represented 114,714,986 (92.58%) votes FOR and 9,200,088 (7.42%) votes AGAINST.

5.  The ordinary resolution to approve the Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada, dated as of May 10, 2016 and as amended and extended June 19, 2025 for a further three years was passed.  117,785,972 (95.05%) votes FOR and 6,129,102 (4.95%) votes AGAINST.

There were non-votes recorded (but not voted) on each resolution as follows: 107,786,694 non-votes on the resolutions to elect each director, the approval of the Amended and Restated Share Option Plan, approval of the Amended Deferred Share Unit Plan and the Renewal of the Shareholder Rights Plan, respectively. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.